Exhibit 21.1
List of Subsidiaries
as of December 31, 2008

Name	State of Incorporation
CTI Billing Solutions Inc.	Delaware
CTI Delaware Holdings Inc.	Delaware
CTI Data Solutions (USA) Inc.	Delaware
Centillion Data Systems LLC.	Delaware

Name	Country of Incorporation
CTI Data Solutions Limited	United Kingdom
CTI Billing Solutions Limited	United Kingdom
CTI Group Limited	United Kingdom

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